UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                         High Speed Net Solutions, Inc.
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                                (Name of Issuer)

                     Common Stock, Par Value $.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   429793-10-2
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                                 (CUSIP Number)

                            Steven F. Wasserman, Esq.
                         Berlack, Israels & Liberman LLP
                              120 West 45th Street
                            New York, New York 10036
                                 (212) 704-0100
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           (Name, Address and Telephone Number of Person Authorized to
                       Receive Notices and Communications)


                                 July 11, 2001
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             (Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[_] Rule 13d-1(b)

[X] Rule 13d-1(c)

[_] Rule 13d-1(d)


     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

  CUSIP NO. 429793-10-2                                       Page 2 of 7 Pages
-------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Europlan Trust Company Ltd.
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [_]
                                                                (b) [_]
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3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     Jersey, Channel Islands, U.K.
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                          5           SOLE VOTING POWER

     NUMBER OF
                                      1,892,734
      SHARES       -------------------------------------------------------------
                          6           SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                         1,892,734
                   -------------------------------------------------------------
       EACH               7           SOLE DISPOSITIVE POWER

    REPORTING
                                      1,892,734
      PERSON       -------------------------------------------------------------
                          8           SHARED DISPOSITIVE POWER
       WITH
                                      1,892,734
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,892,734
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)
                                                                    [-]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         5.4%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     CO

  CUSIP NO. 429793-10-2                                       Page 3 of 7 Pages
-------------------------------------------------------------------------------
     NAMES OF REPORTING PERSONS
 1   I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Deborah Richdale
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)

                                                                (a) [_]
                                                                (b) [_]
--------------------------------------------------------------------------------
3    SEC USE ONLY

--------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION

     U.S.A.
--------------------------------------------------------------------------------
                          5           SOLE VOTING POWER

     NUMBER OF
                                      100,000
      SHARES       -------------------------------------------------------------
                          6           SHARED VOTING POWER
   BENEFICIALLY

     OWNED BY                         100,000
                   -------------------------------------------------------------
       EACH               7           SOLE DISPOSITIVE POWER

    REPORTING
                                      100,000
      PERSON       -------------------------------------------------------------
                          8           SHARED DISPOSITIVE POWER
       WITH
                                      100,000
--------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

        1,066,088*
--------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
     SHARES (SEE INSTRUCTIONS)
                                                                    [-]
--------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
         3.0%
--------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

     IN

* Includes 966,088 shares which are beneficially owned by European Trust Company Ltd.

Item 1.
              (a)   Name of Issuer:
                    High Speed Net Solutions, Inc.
              (b)   Address of Issuer's Principal Executive Offices:
                    434 Fayetteville Street Mall, Suite 600,
                    Raleigh, North Carolina 27601.

Item 2.
              (a)   Name of Persons Filing:
                    This statement is filed by Europlan Trust Company Ltd. ("Europlan") and by Deborah Richdale ("DRichdale").
              (b)   Address of Principal Business Office or, if none, Residence:
                    The principal business office of Europlan is located at Lister House, The Parade, St. Helier, Jersey, JE2 3QQ, U.K., and the business address of DRichdale is 1 Marseilles, Laguna Maguel, California 92677.
              (c)   Citizenship:
                    Europlan is organized under the laws of Jersey, Channel Islands, U.K., and DRichdale is a citizen of the U.S.A.
              (d)   Title of Class of Securities:
                    Common Stock, par value $.001 per share (the "Common
                    Stock").
              (e)   CUSIP Number: 429793-10-2.

Item 3. This statement is not being filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c).

Item 4.  Ownership.

         Europlan's beneficial ownership is as follows:

         (a)  Amount beneficially owned: 1,892,734.
         (b)  Percent of class: 5.4%.
         (c)  Number of shares as to which the person has:
             (i)   Sole power to vote or to direct the vote: 1,892,734.
             (ii)  Shared power to vote or to direct the vote: 1,892,734.
             (iii) Sole power to dispose or to direct the disposition of:
                   1,892,734.
             (iv)  Shared power to dispose or to direct the disposition of:
                   1,892,734.

         DRichdale's beneficial ownership is as follows:

         (a)  Amount beneficially owned: 100,000.
         (b)  Percentage of class: 0.3%.
         (c)  Number of shares as to which person has:
             (i)   Sole power to vote or to direct the vote: 100,000.
             (ii)  Shared power to vote or to direct the vote: 100,000.
             (iii) Sole power to dispose or to direct the disposition of:
                   100,000.
             (iv)  Shared power to dispose or to direct the disposition of:
                   100,000.

Item 5.  Ownership of Five Percent or Less of a Class.

         This Schedule 13G is not being filed to report that the reporting persons have ceased to be the owners of more than 5% of the outstanding shares of Common Stock.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

         Stoneleigh, a corporation formed and existing under the laws of the British Virgin Islands, and the Ormond Trust, a grantor trust registered in Jersey, Channel Islands, U.K., have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock purchased by Europlan which is reported on this Schedule 13G.

         In addition, DRichdale is a beneficiary of the Ormond Trust and, accordingly, has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, certain of the shares of Common Stock purchased by Europlan which is reported on this statement.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

         This Schedule 13G is not being filed by a parent holding company or a control person pursuant to Rule 13d-1(b)(1)(ii)(G).

Item 8.  Identification and Classification of Members of the Group.

         This Schedule 13G is not being filed by a group pursuant to Rule 13d-1(b)(1)(ii)(J).

Item 9.  Notice of Dissolution of a Group.

         Not applicable.

Item 10. Certification.

         (b) This Schedule 13G is being filed pursuant to Rule 13d-1(c):

         By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

         After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

                                                September 14, 2001

                                                EUROPLAN TRUST COMPANY LTD.

                                                /s/ MICHAEL DEE
                                                ------------------------------
                                                Name:  Michael Dee
                                                Title: Director


                                                /s/ DEBORAH RICHDALE
                                                ------------------------------
                                                Name:  Deborah Richdale

                                 EXHIBIT INDEX

A. Joint Filing Agreement, dated September 14, 2001, between Europlan Trust Company Ltd. and Deborah Richdale

                             JOINT FILING AGREEMENT

         In accordance with the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned parties hereby agree that the Statement of Schedule 13G dated September 14, 2001 with respect to High Speed Net Solutions, Inc. is filed on behalf of each of the undersigned parties, and that any further amendments thereto executed by any of the undersigned parties shall be filed on behalf of such of those parties who shall have executed the same.


Dated:  September 14, 2001


                                        EUROPLAN TRUST COMPANY LTD.



/s/ DEBORAH RICHDALE                    /s/ MICHAEL DEE
---------------------------             -----------------------------------
Deborah Richdale                        Name:  Michael Dee
                                        Title: Director